11019698

HANGE COMMISSION
D.C. 20549

RECEIVED
MAR 01 2011
SEC MAIL PROCESSING SECTION

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE
Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934
and Rule 17a-5 Thereunder

SEC FILE NO
8-25844

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
SunGard Institutional Brokerage, Inc.

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)
377 Butterfield Rd. , Suite 800
(No. and Street)

Lombard	IL	60148
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Greg Vance 630-789-4219
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

PricewaterhouseCoopers LLP

One North Wacker Drive	Chicago	IL	60606
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Greg Vance, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of SunGard Institutional Brokerage, Inc. as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Greg Vance

STATE OF ILLINOIS
COUNTY OF DUPAGE
SIGNED AND AFFIRMED BEFORE ME
ON FEBRUARY 24 2011 BY GREG VANCE.

Notary Public

OFFICIAL SEAL
JANET L RUMSHAS
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:11/19/14

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
	(c)	Statement of Income
	(d)	Statement of Cash Flows
	(e)	Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

SunGard Institutional Brokerage Inc.
Index
December 31, 2010

	Page(s)
Report of Independent Auditors	1
Statement of Financial Condition	2
Notes to Statement of Financial Condition	3 - 8

pwc

Report of Independent Auditors

To the Board of Directors and Shareholder of
SunGard Institutional Brokerage Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of SunGard Institutional Brokerage Inc. (the "Company") at December 31, 2010, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 25, 2011

PricewaterhouseCoopers LLP, One North Wacker, Chicago, IL 60606
T: (312) 298 2000, F: (312) 298 2001, www.pwc.com/us

SunGard Institutional Brokerage Inc.
Statement of Financial Condition
December 31, 2010

(expressed in U.S. Dollars)

Assets		
Cash and cash equivalents	$	25,223,047
Accounts receivable, net of allowance of $581,805		16,503,057
Due from affiliates and Parent		4,499,197
Furniture, equipment, software and leasehold improvements, at cost, less accumulated depreciation and amortization of $7,117,916		8,615,070
Deferred tax asset, net		294,251
Prepaid expenses and other assets		802,500
Total assets	$	55,937,122
Liabilities and Shareholder's Equity		
Due to affiliates and Parent	$	4,561,235
Accrued compensation and benefits		4,728,413
Accrued expenses and other liabilities		4,149,728
Fees payable		2,205,846
Accrued soft dollar liabilities		3,628,508
Total liabilities		19,273,730
Commitments and contingencies (Note 10)		
Shareholder's equity		36,663,392
Total liabilities and shareholder's equity	$	55,937,122

The accompanying notes are an integral part of this financial statement.

1. Organization

SunGard Institutional Brokerage Inc. (the "Company" or "SIBI") is registered as a broker-dealer in securities with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA") The Company is a wholly-owned subsidiary of SunGard Investment Ventures LLC (the "Parent"), whose parent is SunGard Data Systems Inc. ("SunGard").

2. Significant Accounting Policies

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

The Company generates fee income by offering an electronic order routing network for placing securities trades through brokers and ECNs, and through an alliance with a major financial institution that provides straight-through securities processing to the investment management community. Additionally, the Company earns fee income from providing an interactive trading link between various employee benefit, trust and custodial systems with mutual funds via the National Securities Clearing Corporation ("NSCC") and acts as an asset aggregator for money market mutual funds. These services are offered under agreement with Mid-Atlantic Capital Corporation ("MACC"), a registered broker-dealer in securities with FINRA. The Company also has an agreement with a major financial institution to provide custodial, trust, clearing and other services.

The Company generates commissions from introducing securities transactions on behalf of its customers who are using various portfolio and investment management systems and databases provided by different SunGard subsidiaries and third parties. Amounts due under this agreement are recorded on the statement of financial condition as fees payable.

The Company records commission revenue, transaction based fee income and related expenses on a trade-date basis. The Company is party to an agreement with a third party broker-dealer, whereby the Company collects fees on behalf of this broker-dealer and is entitled to retain a portion of the fees collected in exchange for various services provided.

Revenue from consulting fees, interest income and other miscellaneous fees are recorded when earned.

The Company also provides soft dollar research services and reports the commission revenues net of the costs, as the Company only serves as paying agent. Costs related to services which have been provided to customers but not yet paid for through earned commissions are deferred to the extent that the Company ultimately deems them to be collectible. These costs amounted to $161,075 at December 31, 2010 and are included in other assets on the statement of financial condition. Amounts that have been received through soft dollar commissions on securities transactions that are in excess of services provided are presented as accrued soft dollar liabilities on the statement of financial condition to the extent the Company ultimately expects to incur expenses through the payment for services under the soft dollar arrangements.

Cash on deposit and highly liquid investments with original maturities of three months or less are considered cash and cash equivalents.

An allowance for doubtful accounts is maintained at a level that in management's judgment is adequate to absorb potential credit losses. The allowance is increased by provisions and recoveries and is reduced by charge offs.

Management estimates that the fair value of financial assets and liabilities recognized on the statement of financial condition approximate carrying value, due to their short- term nature.

Furniture and equipment are recorded at cost less accumulated depreciation. Furniture and equipment are depreciated on a straight-line basis over their estimated useful lives ranging from two to 10 years. Leasehold improvements are amortized using the straight-line method over the lesser of the economic life of the improvement or the life of the lease.

Costs associated with purchased software, software obtained through business acquisitions, and new products and enhancements to existing products that are technologically feasible and recoverable are capitalized and amortized over the estimated useful lives or the remaining license term, whichever is shorter, using the straight-line method starting once the product is in use. Capitalized development costs in 2010 were $1,314,052.

The Company is included in the consolidated federal and certain unitary state tax returns of SunGard. The Company computes its federal tax provision on a separate-company basis together with a portion of its state income tax provision for certain states in which it files separately. In addition, pursuant to an informal tax-sharing agreement, the Company records expense allocations from SunGard for its share of state income tax expense attributable to its inclusion in the SunGard unitary state tax returns. These amounts and the separately computed federal tax provision described above are settled periodically with SunGard. Under the informal tax sharing agreement, liabilities for unrecognized tax benefits are retained at the Parent company level.

Income taxes are accounted for under the asset and liability method as required in accordance with the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes* (ASC 740). Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing deferred tax assets or liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. As the Company settles federal deferred taxes currently with SunGard, no federal deferred tax assets or liabilities were recorded at December 31, 2010.

ASC 740-10 requires management to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement, which could result in the Company recording a tax liability.

As of December 31, 2010, the Company has reviewed all open tax years and major jurisdictions. The earliest open tax year is the year ended December 31, 2005 for certain states in the United States. There is no tax liability resulting from unrecognized tax benefits related to uncertain tax positions taken or expected to be taken in future tax returns. The Company is also not aware of

any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly change in the next twelve months.

Certain employees of the Company participate in SunGard's stock option and award plans. SunGard applies the authoritative guidance of ASC 718 *Compensation-Stock Compensation*, using the modified prospective method, which requires companies to record stock compensation expense for all unvested and new awards as of the adoption date. Stock-based compensation cost is measured at the grant date based on the value of the award and is recognized as expense and allocated to the Company through inter-company charges, over the requisite service period. See Note 6 for more information on stock-based compensation.

3. Fair Value Measurements

The Company follows fair value standards for measuring the fair value of securities owned, and sold, not yet purchased. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities ("Level 1") and the lowest priority to unobservable inputs ("Level 3"). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy under the accounting guidance for fair value measurements described below:

Level 1: Unadjusted quoted prices for identical assets or liabilities in active markets that the reporting entity has the ability to access at the measurement date. The type of investments included in Level I represents exchange traded money market funds, listed equities and listed derivatives.

Level 2: Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly, and fair value is determined through the use of models or other valuation methodologies. Investments which are generally included in this category include corporate bonds and loans, less liquid and restricted equity securities and certain over-the-counter derivatives. A significant change in a Level 2 input could result in a Level 2 instrument becoming a Level 3 instrument.

Level 3: Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation. Investments that are included in this category generally include equity and debt positions in private companies.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

The Company's financial instruments are reported at fair value using quoted market prices.

As of December 31, 2010, the Company had assets of $25,211,000 classified as Level 1, which represent an investment in a money market fund included in cash and cash equivalents on the statement of financial condition.

The Company had no Level 3 financial instruments during the year ended December 31, 2010 and there were no transfers between Level 2 and 3.

4. Related-Party Transactions

The Company receives floor brokerage and clearing services from an affiliated broker-dealer.

The Company reimburses affiliates for rent paid on its behalf for certain of its New York, Birmingham and Illinois offices.

Certain costs incurred by the Parent and affiliates are allocated to the Company under an inter-company agreement on a consistent basis that management believes are predicated on arms-length costs.

The Company settles all inter-company transactions with SunGard and its subsidiaries periodically throughout the year. Amounts due from and due to Parent and affiliates represent unsettled transactions at December 31, 2010. Due from affiliates and Parent recorded on the statement of financial condition consist primarily of amounts owed by SunGard Institutional Products LLC, an affiliate, related to shared services provided by the Company. Due to affiliates and Parent recorded on the statement of financial condition consist primarily of income taxes, consulting services and employee benefits payable to the Parent.

5. Furniture, Equipment, Software and Leasehold Improvements

As of December 31, 2010, furniture, equipment, software and leasehold improvements included the following:

Software	$ 2,767,228
Internally developed software	3,067,004
Telecommunications equipment	252,569
Computer	6,734,268
Furniture and fixtures	896,631
Leasehold improvements	2,015,286
	15,732,985
Accumulated depreciation and amortization	(7,117,916)
	$ 8,615,070

6. Stock Option and Award Plans

To provide long-term equity incentives, the SunGard Management Incentive Plan was established. Under this plan, certain management and key employees are granted time-based options or a combination of time-based and performance-based options to purchase stock in SunGard Data Systems Inc. (the ultimate Parent). Employee stock-based compensation expense is recorded through an intercompany charge from SunGard Capital Corp.

7. Savings Plans

The Company participates in a 401(k) defined contribution Plan (the "Plan") sponsored by its Parent covering substantially all Company employees. The Plan provides that contributions by Company employees are matched with cash contributions by the Company subject to certain limitations, including a limitation on the Company's contributions to 4% of the employee's compensation.

8. Income Taxes

At December 31, 2010, the Company has a net state deferred tax asset of $294,251. The significant component of the net state deferred tax asset relates primarily to identifiable intangible assets. The Company has concluded that it is more likely than not that the deferred tax asset will be realized and, therefore, no valuation allowance is required.

In addition, at December 31, 2010, the Company has an income tax payable to the Parent and state and local tax authorities of $2,405,066. This is included in due to affiliates and Parent on the statement of financial condition.

9. Regulatory Requirements

The Company is subject to SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Company had net capital of $6,632,089, which exceeded the minimum requirement of $1,330,648 by $5,301,441. The Company's net capital ratio was 3.01 to 1.

The Company has claimed exemption from Rule 15c3-3 under the provisions of Section (k)(2)(ii).

10. Commitments and Contingencies

The Company leases office space and equipment under lease agreements and has other operating commitments expiring on various dates through 2016. Certain leases contain provisions for rent escalation. At December 31, 2010, the future minimum annual rent commitments for the operating leases are as follows:

2011	$ 815,864
2012	807,346
2013	734,562
2014	740,416
2015	746,270
Thereafter	752,122
	$ 4,596,580

The Company is engaged in various legal actions in the normal course of its operations. The status of these legal actions is actively monitored by management. If management believes, based on available information, that an adverse outcome upon resolution of a given legal action was probable and the amount of that adverse outcome was reasonable to estimate, a loss would be recognized and a related liability recorded. There were no liabilities or losses recognized as of December 31, 2010.

Legal actions are subject to inherent uncertainties and future events could change management's assessment of the probability or estimated amount of potential losses from pending or threatened legal actions. Based on available information there, are no pending or threatened legal actions against the Company at December 31, 2010.

11. Credit Risk, Guarantees and Indemnification

The Company clears all of its customers' securities transactions through clearing brokers on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and the clearing brokers, the clearing brokers have the right to charge the Company for losses that result from its customers' failure to fulfill their contractual obligations.

To minimize its risk, the Company, through its clearing brokers, requires its customers to, at a minimum, meet margin requirements as specified under U.S. Treasury Regulation T. This margin requirement is a good faith deposit from a customer related to their trading obligations. If necessary, the Company may direct its clearing brokers to liquidate certain positions to satisfy the obligations of a customer. Management believes that the margin deposits held by the clearing brokers at December 31, 2010 are adequate to mitigate the risk of material loss.

In addition, the Company has the right to pursue collection or performance from customers and other counterparties who do not perform under their contractual obligations. The Company monitors the financial standing of its clearing brokers and all customers and counterparties to whom it extends credit.

The accounting guidance for guarantees requires the disclosure of representations and warranties which the Company enters into and which may provide general indemnifications to others. The Company, in its normal course of business, may enter into contracts that contain such representations and warranties. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company believes the risk of loss related to these arrangements is remote.

The Company maintains its cash balances in several accounts with various financial institutions. The balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2010, the Company's uninsured cash balance with these financial institutions was $25,408,437.

12. Subsequent Events

The Company has evaluated the events and transactions that have occurred through February 25, 2011, the date the statement of financial condition was available to be issued, and noted no items requiring adjustment to the statement of financial condition or additional disclosures.

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended ________________, 20____
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

025844 FINRA DEC
SUNGARD INSTITUTIONAL BROKERAGE INC 18*18
377 E BUTTERFIELD RD STE 800
LOMBARD IL 60148-5664

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 234,245

B. Less payment made with SIPC-6 filed (exclude interest) (111,888)
7/28/2010
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 122,357

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 122,357

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 122,357

H. Overpayment carried forward $(—)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Sungard Institutional Brokerage, Inc.
(Name of Corporation, Partnership or other organization)

Ronald E. Vallow Jr.
(Authorized Signature)

Controller
(Title)

Dated the 27 day of January, 20 11.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning Jan 1, 2010 and ending Dec 31, 2010
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 97,696,862
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	—
(2) Net loss from principal transactions in securities in trading accounts.	—
(3) Net loss from principal transactions in commodities in trading accounts.	—
(4) Interest and dividend expense deducted in determining item 2a.	—
(5) Net loss from management of or participation in the underwriting or distribution of securities.	—
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	—
(7) Net loss from securities in investment accounts.	—
Total additions	—
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	—
(2) Revenues from commodity transactions.	—
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	3,998,927
(4) Reimbursements for postage in connection with proxy solicitation.	—
(5) Net gain from securities in investment accounts.	—
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	—
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	—
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ —	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ —	
Enter the greater of line (i) or (ii)	—
Total deductions	3,998,927
2d. SIPC Net Operating Revenues	$ 93,697,935
2e. General Assessment @ .0025	$ 234,245

(to page 1, line 2.A.)

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SEC Mail Processing Section
RECEIVED
MAR 01 2011
Wash., D.C.
211

Report of Independent Accountants

To the Board of Directors and Shareholders of SunGard Institutional Brokerage, Inc.

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation Form SIPC-7 ("Form SIPC-7") of the Securities Investor Protection Corporation ("SIPC") of SunGard Institutional Brokerage, Inc.,(the "Company"), for the year ended December 2010, which were agreed to by the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC (collectively, the "specified parties") solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2010. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows:

   a. Agreed payments of $111,888 and $122,357 made on July 28, 2010 and January 28, 2011, respectively, to check #25415 and #28219 provided by the Company, noting no differences. We also agreed each disbursement to the respective journal entry in the general ledger nothing no differences. The total of these disbursements in the amount of $234,245. was agreed to Form SIPC-7, page 1, item 2A

2. Compared the Total Revenue amount reported in the statement of income included in the audited financial statements for the year ended December 31, 2010 to the Total Revenue amount of $97,696,862 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2010, noting a difference of $88,396.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

   a. Compared deductions on item 2c line 3 of $3,988,927 to working papers and the general ledger for the year ended December 31, 2010 provided by the Company, noting no differences.

pwc

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $93,697,935 and $234,245, respectively of the Form SIPC-7.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 25, 2011